Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT

PROPOSED ESTABLISHMENT OF A WHOLLY OWNED SUBSIDIARY

AND

TRANSFER OF EQUITY

PetroChina Company Limited (the “Company”) proposes to establish a wholly owned subsidiary, PetroChina Eastern Pipelines Co., Ltd. (subject to formal registration, the “Eastern Pipelines”), and to subsequently transfer its 100% equity interest in Eastern Pipelines through a public tender at an equity exchange. Upon completion of the transfer, the Company will cease to hold any interest in Eastern Pipelines. The equity transfer will be conducted through a public tender at an equity exchange. Since there is no certainty as to the results of the tender process, investors are advised to remain cautious over the investment risks.

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Establishment of a wholly owned subsidiary and transfer of equity

The board of directors of the Company (“Board”) is pleased to announce that on 12 May 2014, the Company convened the third extraordinary meeting of 2014 of the fifth session of the Board at which the Board adopted the Resolutions on the Establishment of Eastern Pipelines and the Issues relating to the Equity Transfer.

The Company intends to establish a wholly owned subsidiary, PetroChina Eastern Pipelines Co., Ltd., by making capital contribution with relevant assets and liabilities of the First and the Second West-East Gas Pipeline managed by the West-East Gas Pipeline Branch, together with the relevant assets and liabilities of the Second West-East Gas Pipeline as verified by the Pipeline Construction Project Management Department of the Company (collectively, the “Assets for Capital Contribution”).

Based on an audit of the Assets for Capital Contribution conducted by KPMG Huazhen with 31 December 2013 as the reference date, the total assets amount to RMB81,672.76 million, the total liabilities amount to RMB52,672.12 million and the net assets amount to RMB29,000.64 million. China Enterprise Appraisals Co., Ltd. conducted an evaluation of the Assets for Capital Contribution using the replacement cost method and the appraised total assets amount to RMB91,626.73 million, the appraised total liabilities amount to RMB52,672.12 million and the appraised net assets amount to RMB38,954.61 million, subject to the final appraisal value as filed with China National Petroleum Corporation (“CNPC”). The Company will make its capital contribution equivalent to the appraised net asset value of the Assets for Capital Contribution.

Eastern Pipelines is proposed to be incorporated within the Shanghai Pudong New Area with a registered capital of RMB10,000 million.

After the incorporation of Eastern Pipelines, the Company proposes to transfer its 100% interest in Eastern Pipelines (the “Target Equity”) through a public tender at an equity exchange. The Company will retain an intermediary to conduct an evaluation of the Target Equity and will use the evaluation results filed with CNPC as a basis for determining the transfer price of the Target Equity. Upon completion of the transfer, the Company shall cease to hold any interest in Eastern Pipelines.

Purpose of the Disposal of Interest and Impact on the Company

The equity transfer will help the Company develop the mixed ownership model, optimize the resource allocation and financing structure and diversify the ownership structure of the Company.

Information Disclosure

The Company will announce the progress of the transaction in due course pursuant to the relevant provisions of the Securities and Futures Ordinance and the Listing Rules.

The equity transfer will be conducted through a public tender at an equity exchange. Since there is no certainty as to the results of the tender process, investors are advised to remain cautious over the investment risks.

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

Beijing, the PRC

12 May 2014

As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.